P.E. 9/30/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: **September 30, 2001**

RIVERDEEP GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland
(Jurisdiction of Incorporation or Organization)

13-3989612
(I.R.S. employer identification no.)

3rd Floor, Styne House,
Upper Hatch Street
Dublin 2, Ireland
(Address of principal executive offices)

None
(Zip code)

(011) 353-1-670-7570
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [x]_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

This Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks and uncertainties are described above and in the risk factors set forth below. The Company specifically declines any obligation to publicly release the result of any revisions which may be made of any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Part I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

Riverdeep Group plc

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

ASSETS	June 30, 2001[1]	September 30, 2001 (Unaudited)
Current assets		
Cash and cash equivalents	$ 18,258	$ 22,404
Marketable securities	35,728	9,533
Accounts receivable, net	34,615	43,546
Inventories	2,462	5,545
Prepaid expenses and other current assets	3,699	2,621
Total current assets	94,762	83,649
Property and equipment, net	8,357	8,113
Goodwill and indefinite lived intangible assets, net	80,331	154,548
Other non-current assets, net	29,403	37,221
TOTAL ASSETS	$ 212,853	$ 283,531
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,452	$ 17,022
Accrued liabilities	11,207	25,156
Current portion of capital lease obligations	136	108
Short-term debt	2,000	2,000
Current portion of long-term debt	84	92
Deferred revenue	13,043	12,450
Total current liabilities	31,922	56,828
Capital leases due after more than one year	71	56
Long-term debt	146	134
Shareholders' equity		
Convertible preference shares, $0.10 par value, 100,000,000 shares authorized, none outstanding	–	–
Ordinary shares, $0.10 par value, 1,000,000,000 shares authorized; 205,480,000 and 208,636,000 issued and outstanding at June 30, 2001 and September 30, 2001, respectively	20,548	20,864
Additional paid-in capital	262,989	307,126
Accumulated deficit	(99,119)	(98,444)
Deferred stock compensation	(4,022)	(3,351)
Accumulated other comprehensive income	318	318
Total shareholders' equity	180,714	226,513
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 212,853	$ 283,531

[1] The June balance sheet information has been derived from the June 30, 2001 audited consolidated financial statements.

Riverdeep Group plc

Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

UNAUDITED

	Three Months Ended September 30, 2000	Three Months Ended September 30, 2001
Revenue:		
Product	$ 4,722	$ 29,562
Other	126	–
Total revenue	4,848	29,562
Cost of revenue	860	4,418
Gross profit	3,988	25,144
Operating expenses:		
Sales and marketing	6,417	10,914
Research and development	5,120	7,286
General and administrative	2,029	3,828
Stock-based compensation	672	671
In-process research and development	9,940	–
Amortization of goodwill and indefinite lived assets	1,570	–
Amortization of other non-current assets	812	1,817
Total operating expenses	26,560	24,516
Income (loss) from operations	(22,572)	628
Other income, net	1,633	478
Income (loss) before provision for income taxes	(20,939)	1,106
Provision for income taxes	–	(431)
Net income (loss)	$ (20,939)	$ 675
Net income (loss) per Ordinary Share – basic and diluted	$ (0.12)	$ –
Shares used in computing basic net income (loss) per ordinary share (in thousands)	174,017	209,636
Shares used in computing diluted net income (loss) per ordinary share (in thousands)	174,017	217,204
Net income (loss) per American Depositary Share (ADS) – basic and diluted (1)	$ (0.72)	$ 0.02

(1) ADS data is based upon six ordinary shares per each ADS.

Riverdeep Group plc

Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
UNAUDITED

	Three Months Ended September 30, 2000	Three Months Ended September 30, 2001
Cash Flows from operating activities:		
Net income (loss)	$ (20,939)	$ 675
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	2,703	2,941
In-process research and development	9,940	–
Stock-based compensation	672	671
Changes in operating assets and liabilities:		
Accounts receivable	(3,973)	(8,931)
Inventories	(163)	891
Prepaid expenses and other current assets	(2,515)	1,078
Accounts payable	4,634	1,085
Accrued liabilities	2	(469)
Deferred revenue	2,711	(593)
Net cash used in operating activities	(6,928)	(2,652)
Cash Flows from investing activities:		
Purchase of marketable securities	–	(2,000)
Sale of marketable securities	–	28,195
Purchase of property and equipment	(3,081)	(495)
Payments for acquisitions	(7,037)	(20,404)
Net cash provided by (used in) investing activities	(10,118)	5,296
Cash Flows from financing activities:		
Proceeds from sale of common stock	(44)	1,527
Repayments of long-term debt	(49)	(4)
Payments on capital leases	(18)	(43)
Net cash provided by (used in) financing activities	(111)	1,480
Increase (decrease) in cash and cash equivalents	(17,157)	4,124
Effect of exchange rate changes on cash and cash equivalents	–	22
Cash and cash equivalents at beginning of period	99,280	18,258
Cash and cash equivalents at end of period	$ 82,123	$ 22,404
Supplemental disclosure of cash flow information:		
Interest paid	$ 15	$ 11
Supplemental disclosure of non cash flow information:		
Acquisition of property and equipment under capital leases	$ 105	$ -
Fair value of shares and options issued in connection with acquisitions	$ 103,769	$ 42,926

Riverdeep Group plc

Notes to Condensed Consolidated Financial Statements
UNAUDITED

1. Interim Condensed Consolidated Financial Statements

These interim condensed consolidated financial statements, which are unaudited, have been prepared by Riverdeep Group plc ("Riverdeep" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the quarter ended September 30, 2001 are not necessarily indicative of results expected for any future periods. Certain amounts reported in the Company's operating results for the fiscal 2001 periods have been reclassified to conform to the current year presentation. See "Factors Affecting Future Results" below. For further information, refer to the consolidated financial statements and footnotes for the year ended June 30, 2001 included in Riverdeep's Annual Report on Form 20-F under the Securities and Exchange Act of 1934, as amended.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2001

The financial information relating to Riverdeep Group plc and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to a Company's annual return and the information as of, and for the periods ended September 30, 2000 and September 30, 2001, is unaudited. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the statutory financial statements for the year ended June 30, 2001. A copy of the statutory financial statements of Riverdeep Group plc for the year ended June 30, 2001 will be annexed to the relevant return, which will be filed after the annual general meeting of Riverdeep in 2002.

3. Recent Accounting Pronouncements

Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company applied SFAS 133 prospectively to transactions beginning in the first quarter of fiscal 2001. The application of SFAS 133 has no impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, ("SFAS 141") and No. 142, *Goodwill and Other Intangible Assets,* ("SFAS 142") effective for fiscal years beginning after December 15, 2001 (with early adoption permitted). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective July 1, 2001, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill on adoption of SFAS 142.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of July 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

4. Goodwill, indefinite lived and non-current assets

Net loss and loss per share for the first quarter of fiscal 2002, adjusted to exclude amortization expense of goodwill and indefinite lived assets, is as follows:

		Three Months Ended September 30, 2001 (U.S. dollars in thousands, except per share data)
Reported net loss	$	(20,939)
SFAS No. 142 effect – Goodwill		1,570
SFAS No. 142 effect – Indefinite lived assets		230
Adjusted net loss	$	(19,139)
Reported basic and diluted loss per share	$	(0.12)
SFAS No. 142 effect – Goodwill		0.01
SFAS No. 142 effect – Indefinite lived assets		--
Adjusted net loss per share	$	(0.11)
Reported basic and diluted loss per ADS	$	(0.72)
SFAS No. 142 effect – Goodwill		0.06
SFAS No. 142 effect – Indefinite lived assets		--
Adjusted net loss per ADS	$	(0.66)

Identifiable intangible assets comprise goodwill and indefinite lived assets, which are not amortizable, and other non-current assets, which are amortizable. Other non-current asset amortization for the first quarter of fiscal 2002 was $1.5 million. Intangible assets are analyzed as follows:

	June 30, 2001				September 30, 2001			
	Gross Carrying Amount		Accumulated Amortization		Gross Carrying Amount		Accumulated Amortization	
	(U.S. dollars in thousands)				(U.S. dollars in thousands)			
Goodwill and indefinite lived assets - non-amortizable :								
Goodwill	$	94,24	$	13,916	$	155,476	$	15,828
Brand names		--		--		14,900		--
	$	94,24	$	13,916	$	170,376	$	15,828
Other non-current assets – amortizable :								
Brand names, trademarks and domain names	$	11,510	$	2,045	$	12,544	$	2,924
Developed technology		13,037		2,640		19,377		3,205
Customer lists		1,399		280		1,909		309
Assembled workforce		7,361		1,912		(1) --		(1) --
Licensed contracts		3,711		738		10,911		1,082
	$	37,018	$	7,615	$	44,741	$	7,520
Total identifiable intangible assets	$	131,265	$	21,531	$	215,117	$	23,348

(1) Upon the adoption of SFAS 142 on July 1, 2001, the Company reclassified the net carrying amount of assembled workforce of $5.5 million from other non-current assets to goodwill and indefinite lived intangible assets.

Other non-current asset amortization expense is estimated to be $8.8 million for the remainder of fiscal 2002, $9.7 million in fiscal 2003, $9.1 million in fiscal 2004, $7.4 million in fiscal 2005, and $1.9 million in fiscal 2006.

The increases in goodwill and indefinite lived assets and other non-current assets as shown in the above table relate to the acquisition of the educational assets of TLC during the quarter ended September 30, 2001.

There are no significant residual values on either the amortizable or non-amortizable intangible assets.

5. Inventory

Inventory is stated at the lower of cost and market value and comprises finished goods. Cost of inventory is calculated on a first in first out (FIFO) basis.

6. Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations, in accounting for its stock options. Under APB 25, the Company amortized $0.7 million of compensation expense during the three months ended September 30, 2001 for instances in which the exercise price of certain share options granted in previous periods were less than the estimated fair value of the underlying shares at the date of grant. The remaining deferred stock compensation balance of $3.4 million as of September 30, 2001 will be amortized as compensation expense over the remaining option vesting period.

7. Operating Lease Commitments

The Company leases all of its office space. The Company's corporate headquarters are currently located in a leased 12,814 square foot facility located at Third Floor, Styne House, Upper Hatch Street, Dublin, Ireland. This lease agreement commenced in March, 2000, may be terminated on March 1, 2015, and expires on March 1, 2025. The Company's U.S. headquarters are located at 125 CambridgePark Drive, Cambridge, Massachusetts and comprise 18,590 square feet. The Company's Cambridge lease expires on July 31, 2005 and the Company currently subleases 3,500 square feet of this space to a third party. The Company maintains office and warehouse space in Redmond, Washington consisting of 68,139 square feet under leases expiring on November 30, 2004, office space in Fremont, California consisting of 33,499 square feet under lease expiring October 31, 2003, and office space in Novato, California consisting of 22,433 square feet under lease expiring October 31, 2006. Rent expense was approximately $760,000 and $400,000 for the three month periods ending September 30, 2001 and 2000, respectively. Future minimum lease payments under facility operating leases at September 30, 2001 are as follows (U.S. dollars in thousands):

2002	$ 2,491
2003	3,536
2004	3,359
2005	2,586
2006	1,282
2007	755
Thereafter	4,071
Total	$ 18,080

8. Acquisition

In early September 2001, the Company acquired the education assets of The Learning Company (TLC), a leading publisher of innovative, interactive consumer and school education software. Under the terms of the Asset Purchase agreement, Riverdeep paid Gores Technology Group, the former owner of TLC, $42.9 million in stock and assumed $40.7 million in liabilities including $20 million of short-term debt, in exchange for substantially all of the education assets of TLC. The agreement provides for the issuance of additional ADS's upon the achievement of future results of the acquired assets. These acquired assets include The Learning Company name, and all of its education software brands including Reader Rabbit, Carmen Sandiego, ClueFinders, Oregon Trail, Mavis Beacon Teaches Typing and Zoombinis, as well as other licensed brands. Riverdeep also acquired the development and distribution resources associated with these assets including established school, OEM, consumer and international businesses.

The acquisition was accounted for under the purchase method of accounting and accordingly, the assets, liabilities and operating results have been included in the accompanying unaudited condensed consolidated financial statements from the date of acquisition.

The purchase price, plus related expenses, has been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation. Provisional amounts have been allocated to goodwill and indefinite lived assets of $68.8 million. Under Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, goodwill and indefinite lived non-amortizable brand names and trademarks are no longer amortized but are subject to annual impairment tests in accordance with the Statements.

9. Subsequent Events

In October of 2001, the Company announced a strategic alliance with Harcourt Education Group, the U.S. based K-12 education business recently acquired by Reed Elsevier plc, to collaborate on the development of e-Basal interactive digital instructional content. Riverdeep and Harcourt will co-develop products to be distributed by Harcourt under the Harcourt brand. Riverdeep will be paid development fees and receive royalties from the sale of such products. Both parties will retain and manage their independent product businesses outside the scope of this partnership. In addition, Reed Elsevier plc made an equity investment of $25 million in Riverdeep in October of 2001. The investment is represented by Reed Elsevier plc's purchase of approximately 1.39 million newly issued Riverdeep American Depositary Shares ("ADSs") at a share price of $18 per ADS.

The Company incurred a one-time restructuring charge of $4.1 million during the quarter ended December 31, 2001 related primarily to severance and facility closing costs associated with the integration of The Learning Company assets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. Factors that may cause such variation are discussed more fully under below in "Factors Affecting Future Results."

Overview

We provide CD-ROM and Web-based educational solutions for grades K-12 targeted at the U.S. school and the educational consumer markets along with teacher training and professional development courses. We develop and market three types of curriculum-based products: instructional courseware, simulation-based educational software and supplemental content software. Our instructional courseware, including *Destination MATH*, provides instruction on math curricula and is designed to offer an interactive alternative to text-book-led instruction. This courseware also incorporates functionality that enables teachers to assess and diagnose weaknesses in students' performance and to prescribe elements of our courseware in order to remedy identified areas of weakness. Our simulation-based educational software is designed to support traditional teaching methods by offering interactive simulations that can be used to illustrate aspects of course work. Our supplemental content software products, such as our language arts and early learning products, are designed to provide open-ended exploratory opportunities to reinforce lessons and concepts to help students achieve mastery of educational standards. Our courseware is primarily written by a staff of subject-matter and software development professionals that includes former U.S. K–12 teachers and is sold directly by a U.S. sales force experienced in selling educational products to the U.S. K–12 market, as well as through a network of resellers, distributors and retail outlets. Our products can be delivered in a variety of media including online via the Internet, CD-ROM, and over a local area network or LAN. Customers that choose to subscribe for certain of our products via online delivery do so through, for example, our *riverdeep.net* Web site, which also gives them access to a range of free supplemental educational content, tools and resources.

Results of Operations

The following table sets forth certain consolidated statements of income data, as a percentage of total revenue for the periods presented (subtotals not adjusted for rounding):

	Three months ended September 30,	
	2000	2001
Revenue	100.0%	100.0%
Cost of revenue	17.7	14.9
Gross profit	82.3	85.1
Operating expenses:		
Sales and marketing	132.4	36.9
Research and development	105.6	24.6
General and administrative	41.9	12.9
Stock-based compensation	13.9	2.3
In-process research and development	205.0	--
Amortization of goodwill and indefinite lived assets	32.4	--
Amortization of other non-current assets	16.7	6.1
Total operating expenses	547.9	82.9
Income (loss) from operations	(465.6)	2.1
Other income, net	33.7	1.6
Income (loss) before provision for income taxes	(431.9)	3.7
Provision for income taxes	--	(1.5)
Net income (loss)	(431.9)	2.3

Three months ended September 30, 2001 compared with three months ended September 30, 2000

Revenue

Total revenue increased to $29.6 million for the quarter ended September 30, 2001 compared to $4.9 million for the quarter ended September 30, 2000. This increase resulted from the overall growth in the expanded distribution channels of our business together with revenue generated from the sales of products acquired from Teacher Universe, The Learning Company ("TLC") and Edmark Corporation ("Edmark").

Cost of revenue

Cost of revenue increased to $4.4 million for the quarter ended September 30, 2001, from $0.9 million for the quarter ended September 30, 2000, as a result of increased revenues. Cost of revenue as a percentage of revenue decreased from 17.7% to 14.9% for the quarters ended September 30, 2000 and 2001, respectively, due primarily to efficiencies associated with the fulfillment of larger volumes of product.

Sales and marketing expenses

Sales and marketing expenses increased to $10.9 million for the quarter ended September 30, 2001, from $6.4 million for the quarter ended September 30, 2000. The increase was primarily due to the increased headcount and advertising campaign expenses period over period, along with expenses associated with the acquired operations of TLC and Edmark.

Research and development expenses

Research and development expenses increased to $7.3 million for the quarter ended September 30, 2001, from $5.1 million for the quarter ended September 30, 2000. This increase primarily reflects the acquired operations of TLC and Edmark and the continued development of our learning management system, assessment products, and *Destination Reading* products.

General and administrative expenses

General and administrative expenses increased to $3.8 million for the quarter ended September 30, 2001 from to $2.0 million for the quarter ended September 30, 2000. The increase is primarily due to increases in headcount, facility costs, and professional fees along with increased costs related to the acquired operations of TLC and Edmark.

Stock-based compensation

We incurred non-cash stock-based compensation expense of $0.7 million during the quarters ended September 30, 2001 and 2000 related to the amortization of deferred compensation. The stock-based compensation expense of $0.7 million in both periods is attributed to personnel in the following departments and in the following amounts; sales and marketing, $0.2 million; research and development, $0.2 million; and general and administrative, $0.3 million.

In-process research and development

Acquired in-process research and development expense was $9.9 million for the quarter ended September 30, 2000. The acquired in-process research and development expense represented the fair value of those specifically identified projects for which technological feasibility had not been established and for which alternative future uses did not exist and accordingly these costs were expensed immediately upon acquisition. There were no in-process research and development expenses incurred in the quarter ended September 30, 2001.

Amortization of goodwill and indefinite lived assets

Amortization of goodwill and indefinite lived assets was $1.6 million for the quarter ended September 30, 2000 and zero for the quarter ended September 30, 2001. The decrease is due to the adoption of the Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, under which goodwill and indefinite lived assets will no longer be amortized but will be subject to annual impairment tests in accordance with this Statement.

Amortization of other non-current assets

Amortization of other non-current assets increased to $1.8 million for the quarter ended September 30, 2001 compared to $0.8 million for the quarter ended September 30, 2000. This increase is the result of an increase in other non-current assets arising on our acquisitions, primarily TLC. The remaining other non-current asset balance of $37.2 million at September 30, 2001, is being amortized on a straight-line basis over their estimated useful lives, which range from three to five years.

Other income, net

Other income, net, decreased to $0.5 million for the quarter ended September 30, 2001 from $1.6 million for the quarter ended September 30, 2000. Higher interest income was earned in the quarter ended September 30, 2000, primarily as a result of interest earned on short-term investments purchased with the proceeds from our initial public offering in March 2000. For the three months ended September 30, 2001, lower cash balances combined with lower investment interest rates led to a decrease in other interest income.

Provision for income taxes

Income taxes were $431,000 for the three months ended September 30, 2001 compared to zero for the three months ended September 30, 2000.

Net income (loss)

Reported net income for the quarter ended September 30, 2001 was $0.7 million, or $0.02 per ADS (assuming all our outstanding ordinary shares are represented by ADSs), compared to a net loss of $21.0 million, or $0.72 per ADS, for the quarter ended September 30, 2000.

Liquidity and Capital Resources

As of September 30, 2001, we had approximately $31.9 million of cash, cash equivalents, and marketable securities, consisting primarily of highly liquid investments with relatively short-term maturities. Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, our investment objectives are preservation of principal, liquidity and investment return. We mitigate default risk by investing in only investment-grade securities. Based on the nature of the maturities of our investments, we have concluded that there is no material market risk exposure.

Net cash used in operating activities

Net cash used in operating activities for the quarter ended September 30, 2001 was $2.7 million compared to $6.9 million for the quarter ended September 30, 2000. The cash used in operations during the fiscal 2001 period includes net income of $0.7 million adjusted by non-cash charges of $3.6 million. Accounts receivable increased by $8.9 million due to the overall growth in all distribution channels of our business together with revenue generated from the sales of products acquired in the acquisitions of TLC and Edmark.

Net cash (used in) provided by investing activities

Net cash provided by investing activities for the quarter ended September 30, 2001 was $5.3 million compared to net cash used in investing activities for the quarter ended September 30, 2000 of $10.1 million. The improved cash flow in the quarter ended September 30, 2001 was primarily attributable to the net sales of marketable securities of $26.2 million offset by the payment of $20 million of short-term debt which was assumed on the acquisition of TLC.

Net cash (used in) provided by financing activities

Net cash provided by financing activities for the quarter ended September 30, 2001 was $1.5 million compared to net cash used in financing activities for the quarter ended September 30, 2000 of $0.1 million. Cash provided by financing for the quarter ended September 30, 2001 is mainly attributable to the proceeds from the sale of ordinary shares.

We may devote substantial capital resources to additional strategic acquisitions and relationships. Based on our current estimates of the development of our business, we believe that our cash and cash equivalents will be sufficient to meet our funding requirements for at least the next twelve months.

Factors Affecting Future Results

When used anywhere in this Form 6-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projected," or "outlook" or similar expressions (including confirmation by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management.

Risks Related to our Business Model, Financial Risks, Operations and Government Regulation, Content and Intellectual Property

There have been no material changes in the reported risks related to our business model, financial risks, operations and government regulation, content and intellectual property as highlighted in Item 3.D. of Form 20-F in respect of the financial year ended June 30, 2001.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in the reported market risks (both qualitative and quantitative) as highlighted in Item 11 of the Form 20-F in respect of the financial year ended June 30, 2001.

PART II. OTHER INFORMATION

Item 6. Exhibits

The exhibits filed as part of this Form 6-K are listed on the Exhibit Index immediately preceding such exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 15, 2002

Riverdeep Group plc

By: ______________________

Barry O'Callaghan
Chief Executive Officer and Director

Exhibit Index

The following exhibits are filed as part of this quarterly Report on Form 6-K:

Exhibit No.	Description
(11)	Statement regarding computation of net income (loss) per ordinary share and per ADS

Exhibit 11

Riverdeep Group plc
Statement Regarding Computation of
Net Income (Loss) per Ordinary Share and per ADS
(U.S. dollars in thousands, except per share data)
UNAUDITED

	Three Months Ended September 30,			
		2000		2001
Numerator:				
Net income (loss)	$	(20,939)	$	675
Denominator (basic):				
Weighted average Ordinary Shares – basic		174,017		209,636
Net income (loss) per Ordinary Share – basic	$	(0.12)	$	–
Net income (loss) per ADS – basic (1)	$	(0.72)		$0.02
Denominator (diluted):				
Weighted average Ordinary Shares – diluted (2)		174,017		217,204
Net income (loss) per Ordinary Share – diluted	$	(0.12)	$	–
Net income (loss) per ADS – diluted (1)	$	(0.72)	$	0.02

(1) ADS data is based upon six ordinary shares per each ADS.
(2) The effect of employee stock options have not been included in the computation of diluted net loss per share for the period ended September 30, 2000 as to do so would have been antidilutive.